Exhibit (8)(h)(i)
Addendum to
AIM Funds Intermediary Agreement Regarding Compliance with SEC Rule 22c-2
     This Addendum is made and entered into by and between AIM Investment Services, Inc. (the “Transfer Agent”), a Delaware corporation and the transfer agent for certain management investment companies (each, a “mutual fund”) registered with the U.S. Securities and Exchange Commission (the “SEC”) and regulated under the Investment Company Act of 1940, as amended (the “1940 Act” ), and the Intermediary identified below, in connection with the AIM Funds Intermediary Agreement Regarding Compliance with SEC Rule 22c-2.
Recitals
     WHEREAS, the Intermediary has agreed to enter into an AIM Funds Intermediary Agreement Regarding Compliance with SEC Rule 22c-2, provided that certain terms of the said Agreement are amended as described herein; and
     WHEREAS, the Transfer Agent is agreeable to such amendments;
     NOW, THEREFORE, the premises considered, the Transfer Agent and the Intermediary agree to amend the said agreement as follows:
1.	Section 2(a) of the Agreement is replaced in its entirety with the following:
(a)	Period Covered by Request. Requests made pursuant to this Section must set forth a specific time period, not to exceed ninety (90) days from the date of the request, for which transaction information is sought. The Transfer Agent may request transaction information older than ninety (90) days from the date of the request as it deems necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund.
2.	Section 2(c) of the Agreement is replaced in its entirety with the following:
(c)	Form and Timing of Response. The Intermediary agrees to transmit the requested information that is on its books and records to the Transfer Agent or its designee promptly, but in any event not later than five (5) business days, after receipt of a request. If the requested information is not on the Intermediary’s books and records, the Intermediary agrees to: (i) provide or arrange to provide to the Transfer Agent the requested information from shareholders who hold an account with an indirect intermediary; or (ii) if directed by the Transfer Agent, block further purchases of Fund shares from such indirect intermediary. In such instance, the Intermediary agrees to inform the Transfer Agent whether it plans to perform (i) or (ii). Responses required by this Paragraph must be communicated in writing and in a format mutually agreed upon by the Intermediary and the Transfer Agent. To the extent practicable, the format for any transaction information provided to the Transfer Agent should be consistent with the NSCC Standardized Data Reporting Format. For purposes of this provision, the term indirect intermediary has the same meaning as in Rule 22c-2.
Annuity Investors Life Insurance 22c-2 Addendum
1.18.2006(1) ri

3.	The following is added as new Section 2(h):

Limitations of Use of Information. The Fund agrees not to use the information received for marketing or any other similar purpose without the prior written consent of the Intermediary.

4.	The Agreement as amended by this Addendum shall be referred to as the “Agreement.” All other terms and conditions shall remain unchanged.

AGREED AND EXECUTED:

AIM Investment Services, Inc.			Annuity Investors Life Insurance Company
(Legal Name of Intermediary)

By:			By:	/s/ John P. Gruber

	Name:	William J. Galvin, Jr.		Name	John P. Gruber
	Title:	President		Title:	Senior Vice President
				Date:	12/5/06

Address for delivery of notices hereunder:			Address for delivery of notices hereunder:
11 Greenway Plaza, Suite 100			525 Vine Street, 7th Floor
Houston, Texas 77046			Cincinnati, Ohio 45202
Attention: General Counsel			Attention: General Counsel
Annuity Investors Life Insurance 22c-2 Addendum
1.18.2006(1) ri